Exhibit 99.1

Scienjoy Reports 2021 First Half Financial Results

Revenues up 68.0% Year Over Year

Adjusted Net Income up 57.9% Year Over Year

BEIJING, August 23, 2021 /PRNewswire/ — Scienjoy Holding Corporation (“Scienjoy”, the “Company”, or “We”) (NASDAQ: SJ), a leading live entertainment mobile streaming platform in China, today announced its financial results for the first six months ended June 30, 2021.

First Half 2021 Operating and Financial Highlights

●	Total net revenues increased by 68.0% to RMB758.3 million (US$117.4 million) from RMB451.4 million in the same period of 2020. Total net revenues for both the first and second quarter of 2021 exceed the high end of the estimated range released by the Company.

●	Gross profit increased by 44.7% to RMB160.1 million (US$24.8 million) from RMB110.6 million in the same period of 2020. Gross margin was 21.1% and 24.5% in the first half of fiscal 2021 and 2020, respectively.

●	Net income increased by 2.3% to RMB163.0 million (US$25.2 million) from RMB159.4 million in the same period of 2020. Net margin was 21.5% and 35.3% in the first half of fiscal 2021 and 2020, respectively.

●	Adjusted net income[1] increased by 57.9% to RMB128.6 million (US$19.9 million) from RMB81.5 million in the same period of 2020. Adjusted net margin was 17.0% and 18.0% in the first half of fiscal 2021 and 2020, respectively.

●	Total paying users increased by 10.2% to 477,062 from 433,058 in the same period of 2020.

●	Total number of active broadcasters increased by 671.2% to 202,359 from 26,239 in the same period of 2020.

●	As of June 30, 2021, the Company had RMB286.8 million (US$44.4 million) in cash and cash equivalents, which represented an increase of 27.6% from RMB224.8 million as of December 31, 2020.

[1]	“Adjusted net income” is defined as net income excluding change in fair value of contingent consideration and warrant liabilities. For more information, refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Results” at the end of this press release.

Mr. Victor He, Chairman and Chief Executive Officer of Scienjoy, commented, “We are pleased to announce that Scienjoy has continued to deliver strong financial and operational results in the first half year of 2021. During the period we continued to adopt new technologies to enrich the content of our livestreaming platform in China and abroad. One such development is Scienjoy’s strategic partnership with the U.S.-based non-profit organization, the Global Friendship Exchange Foundation (“GFE Foundation”), to jointly establish a livestreaming studio in New York that helps young artists sell non-fungible tokens (NFTs) and explore future initiatives around digital art and livestreaming. Scienjoy also entered into a strategic framework agreement with Qingyin (Beijing) Culture Technology Co., Ltd., a leading multi-channel network (MCN) operating in the WeChat ecosystem, to accelerate the growth of our e-commerce business and expand into the WeChat ecosystem. By establishing key industry partnerships in the first half of 2021, we have further advanced our vision of building a livestreaming full ecosystem that brings together cutting-edge immersive entertainment, e-commerce, and talent development in MCN sectors. Going forward, we expect our investments in research and development, talent development pipeline and new products to continue to attract high-quality broadcasters to our platform, delight fans, further enhance our revenue capabilities and bring greater value to shareholders.”

Mr. Denny Tang, Chief Financial Officer of Scienjoy, added, “We continued to deliver robust financial results in the first half of 2021 as we increased investments in initiatives that have led to platform growth and attracted loyal fans. As a result, we saw strong growth in the period including an increase in total net revenue by 68.0% year over year to RMB758.3 million, and an increase in adjusted net income by 57.9% year over year to RMB128.6 million. As our growing ecosystem attracted fans and broadcasters alike and drove monetization, total paying users continued to grow steadily in the period at 10.2% year over year. Looking ahead, we are confident that by expanding our investments in research and development, exploring new monetization channels, and diversifying our platform content across entertainment and e-commerce, we will continue to deliver sustainable value to shareholders in the long term.”

2021 First Half Financial Results

Total net revenues for the first six months ended June 30, 2021 increased by 68.0% to RMB758.3 million (US$117.4 million) from RMB451.4 million in the same period of 2020. This increase was driven by the growth in paying users during the outbreak of COVID-19 on the Company’s livestreaming platform as well as the Company’s increasing ability to attract and retain paying users and broadcasters. The number of paying users for the first six months ended June 30, 2021 was 477,062, increasing by 10.2% from 433,058 in the same period of 2020. The Company’s paying ratio in the first six months of 2021 improved to 3.58% from 2.28% in the same period of 2020.

Cost of revenues for the first six months ended June 30, 2021 increased by 75.5% to RMB598.2 million (US$92.6 million) from RMB340.9 million in the same period of 2020. This increase was primarily attributable to a year-over-year increase of RMB216.9 million, or 74.0%, in the Company’s revenue sharing fees and content costs, which was in line with the growth of the Company’s livestreaming operations for the first six months ended June 30, 2021.

Gross profit for the first six months ended June 30, 2021 increased by 44.7% to RMB160.1 million (US$24.8 million) from RMB110.6 million in the same period of 2020. Gross margin for the first six months ended June 30, 2021 decreased slightly to21.1% from 24.5% in the same period of 2020, which was in line with the increase in revenue sharing fees and content costs to attract more quality broadcasters.

Total operating expenses for the first six months ended June 30, 2021 increased by 156.4% to RMB54.1 million (US$8.4 million) from RMB21.1 million in the same period of 2020.

●	Sales and marketing expenses for the first six months ended June 30, 2021 increased slightly by 2.9% to RMB2.6 million (US$400,000) from RMB2.5 million in the same period of 2020. This increase was mainly due to increased promotional expenses to attract more paying users.

●	General and administrative expenses for the first six months ended June 30, 2021 increased by 180.4% to RMB24.4 million (US$3.8 million) from RMB8.7 million in the same period of 2020. This increase was mainly caused by higher employee benefits, increased headcounts, as well as additional consulting and professional fees that the Company incurred as a result of its listing as a public company.

●	Research and development expenses for the first six months ended June 30, 2021 increased by 80.3% to RMB23.5 million (US$3.6 million) from RMB13.0 million in the same period of 2020. This increase was due to the increases in R&D headcount and benefits to relevant employees as the Company continued to strengthen its technological capabilities.

Income from operations for the first six months ended June 30, 2021 increased by 18.4% to RMB105.9 million (US$16.4 million) from RMB89.5 million in the same period of 2020. As a result, operating margin in the first six months of 2021 decreased to 14.0% from 19.8% in the same period of 2020.

Change in fair value of contingent consideration for the first six months ended June 30, 2021 decreased by 69.8% to RMB23.5 million (US$3.6 million) from RMB77.9 million in the same period of 2020. Change in fair value of contingent consideration is derived from the Company's reverse recapitalization with Wealthbridge Acquisition Limited on May 7, 2020, and acquisition of BeeLive on August 10, 2020, which involved payments of future contingent consideration upon the achievement of certain financial performance targets and specific market price levels. Earn out liabilities are recorded for the estimated fair value of the contingent consideration on the merger date. The fair value of the contingent consideration is re-measured at each reporting period, and the change in fair value is recognized as either income or expense.

Change in fair value of warrant liabilities for the first six months ended June 30, 2021 amounted to RMB10.9 million (US$1.7 million). The Company’s warrants assumed from SPAC acquisition that have complex terms, such as a clause in which the warrant agreements contain a cash settlement provision whereby the holders could settle the warrants for cash upon a fundamental transaction that is considered outside of the control of management are considered to be a derivative that are recorded as a liability at fair value. The warrant derivative liability is adjusted to its fair value at the end of each reporting period, with the change being recorded as other expense or gain.

Change in fair value of investment in marketable security for the first six months ended June 30, 2021 amounted to RMB27.6 million (US$4.3 million). In January 2021, the Company, through its wholly owned subsidiary, Scienjoy Inc., purchased from Cross Wealth Investment Holding Limited, an entity related to two directors of the Company, 606,061 ordinary shares of Goldenbridge Acquisition Limited (“Goldenbridge”) for an aggregated consideration of US$2 million. Goldenbridge was formed as a special purpose acquisition company. The investment was classified as investment in marketable security, which is adjusted to its fair value at the end of each reporting period, with the change being recorded as other expense or gain.

Net income for the first six months ended June 30, 2021 increased by 2.3% to RMB163.0 million (US$25.2 million) from RMB159.4 million in the same period of 2020. Net margin decreased to 21.5% from 35.3% in the same period of 2020.

Adjusted net income, which excludes changes in fair value of contingent consideration and change in fair value of warrants liability, increased by 57.9% to RMB128.6 million (US$19.9 million) for the first six months ended June 30, 2021 from RMB81.5 million in the same period of 2020. As a result, adjusted net margin decreased slightly to 17.0% from 18.0% in the same period of 2020.

Basic and diluted net income per ordinary share for the first six months ended June 30, 2021 were both RMB5.32 (US$0.82). In comparison, basic and diluted net income per ordinary share in the same period of 2020 were both RMB7.75.

Adjusted basic and diluted net income per ordinary share for the first six months ended June 30, 2021 were both RMB4.19 (US$0.65). In comparison, adjusted basic and diluted net income per ordinary share in the same period of 2020 were both RMB3.96.

Business Outlook

The Company expects its total net revenues to be in the range of RMB404 million to RMB436 million in the third quarter of 2021. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change, particularly in respect to the potential impact of COVID-19 on the economy in China and other markets around the world.

Recent Developments

On July 7, 2021, the Company announced that it has entered into a strategic partnership with the GFE Foundation, a U.S-based non-profit organization dedicated to supporting young artists from around the world. The partnership will help young artists sell NFTs from original artwork across various platforms and establish a livestreaming studio in New York.

About Scienjoy Holding Corporation

Founded in 2011, Scienjoy is a leading mobile livestreaming platform in China, and its core mission is to build a livestreaming service matrix that delivers pleasant experiences to users. With approximately 250 million registered users, Scienjoy currently operates four brands of livestreaming platforms, consisting of Showself, Lehai, Haixiu, and BeeLive (including Mifeng [Chinese version] and BeeLive International [international version]). Scienjoy adopts multi-platform operation strategies and is committed to providing high-quality and value-added services for users with innovative thinking. Based on in-depth knowledge and research of the livestreaming industry and user behavior, Scienjoy is devoted to building fully-immersive virtual reality worlds in which the virtual world and reality are integrated within the livestreaming scenario, deeply integrating the industry through diversified live broadcasting scenarios, and empowering the industry by building a content-rich and vibrant Livestreaming Full Ecosystem. For more information, please visit http://ir.scienjoy.com/.

Use of Non-GAAP Financial Measures

Adjusted net income is calculated as net income adjusted for change in fair value of contingent consideration and warrant liabilities. Adjusted basic and diluted net income per ordinary share is non-GAAP net income (loss) attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ordinary share. The non-GAAP financial measures are presented to enhance investors’ overall understanding of the Company’s financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to its most directly comparable GAAP financial measures. As non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, such metrics in accordance with US GAAP.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB 6.4566 to US$1.00, the noon buying rate in effect on June 30, 2021, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB amounts could have been, or could be, converted, realized or settled in U.S. dollars at that rate on June 30, 2021, or at any other rate.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting the Company’s profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in the Company’s filings with the Securities and Exchange Commission (“SEC”) from time to time. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

Investor Relations Contact

Ray Chen

VP, Investor relations

Scienjoy Holding Corporation

+86-010-64428188

ray.chen@scienjoy.com

Media Relations Contact

Greta Bradford

ICR Inc.

+86 178-8882-8731

greta.bradford@icrinc.com

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data or otherwise stated)

	As of December 31,	As of June 30,
	2020	2021	2021
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	224,768	286,803	44,420
Accounts receivable, net	228,214	230,097	35,637
Prepaid expenses and other current assets	13,753	24,945	3,864
Amounts due from related parties	7	13,007	2,015
Investment in marketable security	-	40,566	6,283
Total current assets	466,742	595,418	92,219

Property and equipment, net	1,356	1,491	231
Intangible assets, net	239,634	237,674	36,811
Goodwill	92,069	92,069	14,260
Long term investments	5,000	23,000	3,562
Long term deposits and other non-current assets	1,382	1,394	216
Deferred tax assets – non-current	5,654	5,448	844
Total non-current assets	345,095	361,076	55,924
TOTAL ASSETS	811,837	956,494	148,143

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	67,089	45,786	7,092
Accrued salary and employee benefits	18,141	9,223	1,428
Accrued expenses and other current liabilities	12,358	9,989	1,547
Current portion of contingent consideration – earn-out liability	92,183	71,536	11,080
Warrant liabilities	29,558	16,077	2,490
Income tax payable	8,581	12,418	1,923
Loan Payable - related parties	-	12,310	1,907
Deferred revenue	49,567	67,588	10,468
Total current liabilities	277,477	244,927	37,935

Non-current liabilities
Deferred tax liabilities	59,729	59,237	9,175
Contingent consideration – earn-out liability	15,116	11,428	1,770
Total non-current liabilities	74,845	70,665	10,945
TOTAL LIABILITIES	352,322	315,592	48,880
Commitments and contingencies Shareholders’ equity
Ordinary share, no par value, unlimited shares authorized, 27,037,302 and 30,844,642 shares issued and outstanding as of December 31, 2020 and June 30, 2021, respectively	(96,349)	121,379	18,799
Shares to be issued	200,100	-	-
Statutory reserves	18,352	25,896	4,011
Retained earnings	322,610	478,077	74,045
Accumulated other comprehensive income	14,802	15,550	2,408
Total shareholders’ equity	459,515	640,902	99,263
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	811,837	956,494	148,143

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(All amounts in thousands, except share and per share data or otherwise stated)

	For the six months ended
	June 30,	June 30,	June 30,
	2020	2021	2021
	RMB	RMB	US$
Livestreaming - consumable virtual items revenue	437,023	733,166	113,553
Livestreaming - time based virtual items revenue	12,269	17,668	2,736
Technical services	2,152	7,423	1,150
Total revenues	451,444	758,257	117,439

Cost of revenues	(340,858)	(598,189)	(92,648)

Gross profit	110,586	160,068	24,791

Operating expenses
Sales and marketing expenses	(2,512)	(2,584)	(400)
General and administrative expenses	(8,699)	(24,395)	(3,778)
Recovery (provision) for doubtful accounts	3,143	(3,645)	(565)
Research and development expenses	(13,043)	(23,514)	(3,642)
Total operating expenses	(21,111)	(54,138)	(8,385)
Income from operations	89,475	105,930	16,406

Change in fair value of contingent consideration	77,898	23,545	3,647
Change in fair value of warrants liability	-	10,854	1,681
Change in fair value of investment in marketable security	-	27,608	4,276
Interest income	1,349	1,431	222
Interest expense	-	(241)	(37)
Other (expenses) income, net	(5,255)	102	16
Foreign exchange loss, net	(168)	(40)	(6)

Income before income taxes	163,299	169,189	26,205

Income tax expenses	(3,944)	(6,178)	(957)

Net income	159,355	163,011	25,248
Other comprehensive (loss) income - foreign currency translation adjustment	(1,079)	748	116
Comprehensive income attributable to the Company’s shareholders	158,276	163,759	25,364

Weighted average number of shares
Basic	20,563,860	30,669,789	30,669,789
Diluted	20,563,860	30,669,789	30,669,789
Earnings per share
Basic	7.75	5.32	0.82
Diluted	7.75	5.32	0.82

Reconciliations of Non-GAAP Results

(All amounts in thousands, except share and per share data or otherwise stated)

	For the six months ended
	June 30,	June 30,	June 30,
	2020	2021	2021
	RMB	RMB	US$

Net income	159,355	163,011	25,248
Less:
Change in fair value of contingent consideration	77,898	23,545	3,647
Change in fair value of warrants liability	-	10,854	1,681
Adjusted net income	81,457	128,612	19,920

Adjusted net income per ordinary share*
Basic	3.96	4.19	0.65
Diluted	3.96	4.19	0.65